FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2009

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated August 26, 2009 regarding NEC Electronics and Renesas’ report on the progress of business integration

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date August 28, 2009	By	/s/ Toshiaki Kuzuoka
Toshiaki Kuzuoka
Vice President and Executive Officer

NEC Electronics and Renesas Report on the Progress of

Business Integration

KAWASAKI, Japan, TOKYO, Japan, August 26, 2009 — NEC Electronics Corporation (NEC Electronics; TSE: 6723), Renesas Technology Corp. (Renesas), NEC Corporation (TSE: 6701), Hitachi, Ltd. (TSE: 6501 / NYSE: HIT), and Mitsubishi Electric Corporation (TSE: 6503) today announced that the companies decided to postpone the conclusion of a definitive agreement to integrate business operations at NEC Electronics and Renesas until the end of September.

After signing a basic agreement on April 27, 2009, the companies have been in negotiations to integrate business operations at NEC Electronics and Renesas. Due diligence has been completed, and the companies are now working on the final stages of the agreement.

To achieve the business integration in April 2010, the companies will continue to engage in proactive negotiations aiming to reach a definitive agreement by the end of September.

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